Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

The following is a transcript of the fireside chat with IPO Edge on February 8, 2022:

John Jannarone

Hello, and thank you for joining. I'm John Jannarone, editor in chief at IPO Edge. Very special event today. We have the co-founder and CEO of Energy Vault, Robert Piconi, who you'll meet momentarily.

This is a really, really special company. We've had a lot of companies in the green energy ecosystem on our program, but none that has this kind of approach. They use gravity to store energy. We’re going to learn about how efficient and cost effective this technology is, the progress the company has already made, and what they hope--aspire to do.

The company, of course, is going public through a merger with Novus Capital Corporation II. That's ticker NXU. Shortly after the special meeting, that ticker will flip to an NRGV. That's, of course, for the Energy Vault. And let me tell you a little bit more about that meeting in a second.

Before I do, I just want to remind everyone--we encourage you to ask Rob questions. We'll get to those in the second half of the show. Shoot them there directly the Zoom portal, most simply or, if you prefer, you can send an email. Either way, we'll get them and we'll get as many of those in front of Rob during the second half.

Additionally, if you'd like to watch the replay, if you can't catch the whole thing, just check it out on an IPO-Edge.com later this afternoon. You can also find that replay under the ticker NXU on Bloomberg terminals or on Yahoo finance, if that's easier for you.

Again, I just mentioned there's a meeting coming up, and, in fact, it's very soon. So, that meeting is on the 10th later this week. But, the deadline to vote online is tomorrow. So, please do that as soon as you can. There's no reason to wait for that meeting. For those of you who have not voted, you most easily just go to your broker’s website, and it just takes a couple minutes.

However, if you have any trouble, you can reach out to Morrow Sodali, the proxy solicitor, at the details there at the bottom of the screen. And we'll put that in the replay, up for everyone later in case you don't watch it right now.

And before we bring Rob on, I'd like to show a video here to give you an overview of this technology. And this is some impressive footage here. So, Jarrett, let's take a look.

BEGIN VIDEO PRESENTATION

At Energy Vault developed gravity energy storage solutions and energy management software to accelerate the global transition to renewable energy. The Energy Vault resiliency center is designed to improve grid resiliency and dispatch energy at the optimal time.

So, how does Energy Vault gravity energy storage work? Energy Vault gravity based solutions employ a proprietary mechanical process and energy management system to store and discharge electricity.

When renewable energy generation is high, EVRC uses that energy to raise 30 ton bricks to an elevated position. Potential energy is stored in the elevation gain of the brick. When energy is needed EVRC releases kinetic energy back to the grid via controlled lower of the bricks under gravitational force.

EVX is the modular building brick of the EVRC system that can be built to scale in increments of 10 megawatt hour units to fulfill energy demand, to support grid resiliency, and to manage energy disruptive climate events and extreme weather.

The systems can be co located with renewables and/or built a standalone storage to support grid stability, designed to meet standard building codes and constructed utilizing local labor and recycled materials.

Energy Vault gravity based energy storage is designed to power our lives and to enable a renewable world.

END VIDEO PRESENTATION

John Jannarone

Alright, that was a great video. Jarrett, I'm going to pass the baton to you and let you speak to the man of the hour, Rob Piconi, for the next half an hour.

Jarrett Banks

Thanks, John, and welcome, Robert, to the program. Good to have you here.

Robert Piconi

Great to be here, Jarrett. Thanks.

Jarrett Banks

So let's kick it off. For those who are unfamiliar with the company, could you give us that 10,000 foot overview of what Energy Vault does and where you operate?

Robert Piconi

Great. Now, we operate in the energy storage area and, as I think a lot of people know now we're trying to get renewable energy, so wind or solar, deployed in much larger projects across the world to try to get us off of fossil fuel, given what's happening with the greenhouse gasses and the planet heating up.

And the only way to do that, the only way to have renewable power replace baseload fossil fuel or constantly burning fossil fuel is to reduce that intermittency. And so, you need to store that energy, for example, the excess solar during the day--it's not used--or the wind that typically blows at night when there's not a lot of demand on the grid.

So, the only way to do that is with energy storage. That's where we focus, and we're solving it in a fairly unique way that is the basis of actually 90 percent of all energy storage and 95 percent here in the U.S., which is pumped hydro storage.

So, just very simply to describe the technology, much like these large pumps, hydroelectric dams that use gravity where the water will, you know, traverse down a long distance, turn a motor, and discharge to the grid, and then a water turbine pumps it back to the top. So, we take that same process of gravity. But, we've designed a structure that can be built anywhere to mirror that process with, essentially, what becomes an energy elevator.

And that elevator is moving up and down and taking composite blocks. We don't use concrete. It takes excess energy from wind and solar or any energy source, it raises it at height and then lowers it to--when it lowers it, it turns motors to discharge the energy. And this is all with fully automated AI and computerized control software.

Jarrett Banks

Okay, great. Now, that is very exciting indeed. Tell us a bit about the space, Who's your competition, and what differentiates you from them?

Robert Piconi

Well, it's a very interesting question because it's a newer space in energy storage, as you know. And I would say the first technology that now has been deployed in higher volume is lithium ion. So we all know, lithium ion from our computers and cell phones. We know it from electric vehicles. So, I think for that type of form factor and those applications, it's an appropriate technology.

A lot of work to do to figure out how to recycle it because there are, you know, environmental issues with the technology, also some safety issues as it--you use it for grid scale storage, I think, in the shorter duration, up to four hours, it performs well.

But, as you get to any longer durations or anything that's going to be over a long term, it really struggles. And it struggles primarily because it's designed for shorter bursts. It degrades fundamentally over time. So, the more you use it--just like your cell phone or computer, the more you use it, the faster that degradation is going to be, which means you have to spend money on additional battery cells to replace it.

Also, our customers these days are really focused on safety. They're also focused on local jobs and a local supply chain. And, unfortunately, these lithium ion batteries come from just a few countries in the world, and that creates some inherent problems and risks that, you know, given the criticality of energy and getting to renewables and commitments, it's difficult to integrate that risk and the supply chain. So, that's one technology.

Now, we--I would say, competitively, can do the higher end of shorter duration. So, with gravity we’re ideal in the mid to longer duration. But, we start about four hours, and we could even do two hours. But ideally, because we're infrastructure and because we do not degrade over time--so, we have zero degradation over time, with gravity--you know, we can handle that higher end of shorter duration and then go seamlessly to that longer duration.

And just to close the loop on your competitive question, I would say for that two to four hour--right now lithium. And then, we can compete in that space at that higher end of shorter duration. And then, as you get into longer duration, you get into other technologies that are thermodynamic processes that are newer, which are, you know compressed air, liquid air, all of those types of processes, where you're expanding something and contracting it. And so, you're storing energy and then releasing it.

The problem with all of those technologies, flow batteries, all the thermodynamic processes--their round trip efficiency is anywhere between 50 and up to 70 percent. And even pump hydroelectric dams are up to 70--maximum 75 percent.

So, you really struggle there because of your economic equation. is tough to solve unless you have almost free energy to charge because you're losing between 30 to 50 percent of every unit of energy you're storing.

So, when you look at the competitive landscape today--and there's a lot of new technologies being tested. But, Jarrett, you come down to--if you’re looking at 75 percent or above, round trip efficiency, we've proven that on our first system in Switzerland--by the way, that's been operating for 18 months. We proved it at scale, five megawatt. So we did over 75 percent with just off the shelf stuff/

With our new product, EVX, we're going to be between 80 and 85 percent. So, if you're looking at the landscape. It's pretty simple. There's lithium. There's our gravity energy storage or technologies that do above, let's say 75 or let's say above 80 percent now with our new EVX.

And then, as you get into longer duration, you know that there's pump hydroelectric dams, of course, that exist. It's tough to build those these days, new. Environmentally you know they sort of disrupt wildlife ecosystems. So, it's a challenge to get approved. They're still too expensive. They're still too low on the round trip efficiency, and they're expensive because you have to build them obviously on a large scale.

So, that's sort of the landscape. And we're just--look, we're excited for all the energy storage companies out there. I am a fan. I'm rooting for--I know you call them competitors. They are alternatives. There's different applications. There is no silver bullet. There's no silver bullet here, and we need as much as we can get.

So, I'm very excited about any new technology that comes out, and we need it. However, it better be safe. It better be efficient and economical because that's one of the issues with energy storage. It is expensive. It costs more to store energy than it does to create it. You can create electrons, these days, Jarrett, as you know, for one to two cents a kilowatt hour, wind and solar. To store that energy, multiplies, multiples of that number.

So, I think, in general, we have a lot of work to do. I would tell you that we're behind as a world in innovation in this space. We are behind. And now, unless we hurry and get new technology to market and get deployed, it's, you know, going to be a challenge. We're going to have these severe weather events, Jarrett, that continue to pop up and, unfortunately, take lives. So, we have work to do. We have work to do, and we're behind.

Jarrett Banks

Certainly one of the defining stories of our era. If we could, let's drill down into your tech a little bit. And how does gravitricity stand up against other emerging technology we see being developed by energy companies?

Robert Piconi

Well, in terms of other gravity energy storage--so we should talk about those. There's probably four to five other companies. We know them. They aren't really on our radar because uniformly none of them have progressed past seed funding, which tells you a statement.

And the reason is--you know, this is one of the things that was challenging. We use a lot of innovation across material science and structural engineering, civil engineering, because it is difficult to solve. The problem with all the other gravity energy storage companies is they have a dependency, meaning--you mentioned gravitricity. Since you asked, they require a 100 to 200 meter mine shaft or hole in the ground that already exists.

So right away, from an investor perspective, that's going to limit your ability to scale that technology. Right? So all the other gravity energy storage--there's a train company that needs hills for the train to traverse up and down and generate electricity. There's, you know, gravity power. There's other companies.

But, the reason they aren't getting that big investment--they've gotten some grants, of course, from the government. And there'll be--they may do some niche solutions. But, unless you can scale, you know, it's a tough road to get investment.

And I know. We've--you know, we've raised a lot of money, as you know, and that's because we've got a solution that scales, it's economical, it's environmentally friendly and ready for deployment.

So, I would say in general I worry about a lot of things. And, first, with my own company, because we're focused on our execution, I don't pay attention to a lot of the noise outside. Obviously, as a public company now coming up, it's going to be more important. However, from a competitive spec perspective, I'll say this again, I want the success of all energy storage companies. We need it, but you know, to get invested in by sophisticated investors, you better be able to scale and have a solution that's going to be economical.

Jarrett Banks

Right. Now, speaking of that, you closed a $100 million series C raise in the same year that you announced this back transaction. So, you guys are well capitalized. How did you come to decide that you wanted to go down this back route, and what can you tell us about your approach to fundraising?

Robert Piconi

Look, by the way, that's a great question. We started in 2021, as we looked at the year. And if you go back, Jarrett, let's say 15 to 16 months, October, November 2021--and we started to see this shift--and this really started, I would say, in 2020. We had the election.

And if you go back, even then, in the fall of 2020, you had the election, where the shift went to Biden. So, that sort of started to change our energy policy in the US because Biden’s administration was favoring a stronger push to renewables.

You had Larry Fink--I'll never forget it--I think it was September, October 2020 come out and say Black Rock, you know trillions of dollars invested in energy, was shifting its investment priority to ESG, but, in particular, around renewables in a way out of fossil fuel. That was significant.

We add countries in the world to make commitments and sort of re-up on the commitments. And even China, with their new 3060 program, in 2030 they're going to hit their maximum GHG. By 2060, they want to be net carbon neutral. We'll talk later about a deal we announced which we're going to seek to accelerate in China.

So, I think we've had this shift. And, as we got into the beginning of 2021, you know, we looked at a series C. And we were going to target that at $150 million when we started that. And very uniquely, Jarrett, we had existing investors that had invested in our prior round that were principals, also in a SPAC, in a trading SPAC. And we know that now. That's Novus II.

And they approached us as they knew we were going to raise a series C. And they said, “Rob, look, I know there's a lot of dynamics in the capital markets. And I know you're building, and you have commercial things now that are taking off. Your technology has proven at scale.

“Why don't you--why don't you fully fund your business plan? Cut your series back a bit from $150 million to $100 million?” We actually closed at $107 million, by the way, because it was well oversubscribed. “And fully fund your business plan. You've got some of the biggest customer names. You've got proven technology at scale. Why don't you become a public company?”

And while I think in a normal situation, Jarrett, we would have probably done a standard IPO route, because of what I just mentioned and where we were as a company, even though we were new technology in our first deployment year now, we felt like, as a board, and I recommended to the board that we look at pursuing this.

And, since they were already investors, Jarrett, that also made it a very easy discussion because when--you know, when they’re investors already, we're aligned on a lot of things. Right? And they chose to invest in the company.

So, I would say, as we made that decision, then, we chose to target $100 million series C. We announced it in August, as you said. In parallel, we went ahead and raised a pipe. Now, very difficult markets are in the pipe. We raised--because we had the series C we raised a pipe at $100 million instead of $150 million. So, we cut the pipe back, but we got $100 million raised in a very difficult market.

We announced the series C at the end of August. We announced the SPAC, the business combination, September--I think it was September 14th--and had a way that--having that series C and then having the SPACE with Novus II, $280 million and trust. But, having that series C plus $100 million pipe--we had a business plan that was almost fully funded already. So, even regardless of what was going to happen--redemptions--and that was back then and before some of the other--you know, the last two deals we've announced with some strategies that all--we can talk about that.

So, that's how our year went, and we really are in such a good position now, relative to the last two things, which I'll cover now because it relates to the capital funding, maybe, if that's okay. As we then announced, and we were going through the SEC process, of course, we were out talking to customers.

And we were speaking to a group called Korea Zinc. And Korea Zinc is the largest non ferrous metals producer in the world. This followed--in our series C, we announced BHP. Both them as an investor--we now announced it in early November. We waited to announce them because we not only wanted to announce them as an investor, but we signed an MOU with them for storage, starting in Australia.

So Korea Zinc contacted us in December. They have a massive group in Australia called Sun Metals, that makes--they’re the largest producer of zinc. But, they're also the leader in silver, lead, and a soft metal called Indium, and they make 17 other non ferrous metals. But, they had announced in December already through their Arc energy subsidiary in Australia, acquiring nine gigawatts of wind and solar--nine gigawatts--to electrify their operations.

They made commitments by 2030--their group company, Korea Zinc, made commitments to get to net carbon neutral by--or get to at least 80 percent powered by electricals-- by electrification by renewables by 2030, which is a very aggressive target. And then they invested in acquiring all that renewable--those renewable projects that were being built.

So, they approached us about storage. And, as we were talking, they said, “Look, we would love to invest,” and they really wanted to invest a lot. And so, they asked if we would open the pipe. And we did. So, we upsized our pipe from $100 million to $150 million. They wanted to put $50 million in a company, which is obviously--to have a strategic step up at that stage--and we were not soliciting money. We weren't--we were fine where. You know, we believed, even in a high redemption scenario, we knew we were going to have a fully funded business plan, if we could get you know at least $30 million to $50 million out of the you know the final SPAC transaction.

But then, here they come in with $50 million. So we took that. It's a little more dilution. But, you know, I was always taught, you know, you should never say no to money, especially when it's coming from a large strategic, and you never know what tomorrow holds.

So, rightfully, we took that. They're great partners. And, as we announced with them, not only the investment, but we announced the strategic partnership we have and beginning deployment this year. So, that's public information in 2022. And we're excited about that.

And then, just to finish on the funding side--again, this was another unsolicited discussion. We had been working with a large remediation group, public company, in China for a while, for some months, let's say, on their desire to use the remediation network because that's a key part of our energy solution. We can use waste materials to make these composite bricks. So, it's a really neat circular economic part of what we do that's completely unique to our energy storage, by the way.

So this is--as far as I know, we’re the only energy storage solution that uses and can use waste materials for beneficial reuse. By the way, we get paid for most of it, which is interesting for unit economics.

And we had this collaboration. They saw the Korea Zinc deal, which, I think, we announced in the last week of December. We had to because we had to file 8(k) when we signed the agreement.

And they came and said, “Look, we want to do the same thing. We want $50 million.” But, it became even more than that. They wanted to get started in China right away. We ended up signing a license and royalty agreement with them where they committed, not only $100 million into the pipe, but they committed $50 million in licenses to be paid in 2022 to deploy our technology in China.

So, that was $100 million added to the $50 million from Korea Zinc. So our pipe has gone from $100 million to $200 million. On top of that, we have another $50 million coming in 2022 based on license commitments.

And we just, you know, could not be in a better position now to focus on execution. So, what I share with you--every CEO that's listening to this knows this well. But, when you have your company in a position where you can focus only on execution--head down, we are serving customers. That's what that means. When I say focus on execution, we are serving our customers and executing for them on our mission or decarbonization.

And that is it. We don't have to worry about where the next dollars come from. We can refine our execution model. We're going to get better, you know, every month, every year, as we build these out. So, it's a great position to be in. We're really excited about it.

We've got a very good partnership with the principles of the SPACE that, as I said, was a very unique type of deal. We didn't do a SPACathon or try to maximize valuation. We took the evaluation, the market was willing to give for a company like ours, well below what we originally signed at, but something that we believed was appropriate for us to get to market and focus on execution now and that's where we are.

Jarrett Banks

A very exciting story, indeed, especially those international agreements that you just mentioned. Let's talk about how much capacity you've reached and how that compares to other companies in the green energy space.

Robert Piconi

Well, it's a good question. And we know, I guess, from public information, some things about what other companies that are in space are doing. And let me, I guess, start with what's out there. I think Stem (sp) is one of the companies public. And I think their last earnings, they said they have 1.4 gigawatt hours of an install base. And they talk about their sales funnel.

I think Fluence (sp) was at about 3.2 or 3.4 gigawatt hours that they're--from their last earnings. All the companies that are public talk about what they've installed. I think Fluence said that's installed plus what is--what our projects to be installed.

Now, what we've announced so far publicly is--we have a total today of 2.5 gigawatt hours of announced, you know, definitive agreements, projects, LOIs (sp) which, which means our technologies have been chosen and we have a long agreement, but there are some final citing activities that take place. So, we always wait to actually do the definitive agreement, because that triggers typically down payments and typically, obviously, the customers rightfully want to try to wait until everything's done to make those payments.

So, we've now announced 2.5 gigawatt hours. That includes a project that was in our initial 1.2 gigawatt hours from a company called DG Fuels that makes, essentially, solar blade--solar based and waste to energy fuel. So, we're going to be making green hydrogen with them that fuels a process for waste to energy. And that project alone was three projects worth 1.6 gigawatt hours.

The first ones in Louisiana breaking ground this year--that's for 500 megawatt hours. And we're using solar plus our storage to power a process of electrolysis to essentially split water and make green hydrogen. And so, that was a 350 megawatt hour, Jarrett, in our original 1.2 gigawatt hours. So, when you net that out, they have scoped it to three.

We're at 2.5 gigawatt hours, which is, you know, well ahead of what we've--you know, what was in our original public plan. So, that's a good thing, I think that it translates to about 880 million. And, you know, we have a lot of, I guess other, things going on that we can talk about with a lot of our largest customers that have been announced as partners or investors. But, we haven't announced the projects, yet with them.

However, what I'd say is--just to close out on your question, I think we were in a really good position from a backlog now to go execute. And, if you look at that landscape around some of the companies that are public and announcing--I don't know what Tesla's install base are. I know they probably announced that separately.

But, I would say, in terms of what's been announced, we're definitely in a league now--and because of the nature of utility scale, I mean the deals we're going to be announcing if you think about the players that are investors now, you know BHP, Korea Zinc. You saw that--I mean--that China deal--we're starting with 100 megawatt hours announced this year. Obviously there, we have a lot of big plans and expectations there that were not in our five year plan, Jarrett.

So, China was not in our five year business plan that's public. And, you know, you can imagine--and if you've been to China or anybody has done business in China, you know how things go in China, you know, when there's infrastructure to be deployed. Then, you know, they tend to move faster than most.

So, we're--let's say we're really excited about what we've announced so far that's public. We're really excited about the investors we have and we've announced in the collaborations we’ve announced like with NL Green power we announced last June and the work and storage we're doing the collaboration around wind blade remediation that's a big problem, the fiberglass. So, we feel pretty good about where we're positioned here.

Jarrett Banks

And then, just domestically, can you talk about the jobs that you're creating in Louisiana and Ohio?

Robert Piconi

Yeah, good question. I think you're referring to the DG fuels deal. So, we have Louisiana that we mentioned at our first project. We announced two other projects as a part of the DG fuels announcement that's in Ohio and British Columbia.

So, the customer, DG fuels, will be announcing more details on those two projects. We did say, in Louisiana, we have 500 megawatt hours there. And, if you've listened to Mark Darcy, their CEO talk--he spoke at one of the conferences in San Francisco that was looking at--it was a conference that was focused on solar fuel and sort of waste to energy companies. And he highlighted and gave a presentation--and this is on YouTube.

He highlighted that a big part of the decision was the fact that 75 percent of our solution is deployed locally, meaning that we make the bricks, these 30 ton composite bricks. Those are made locally.

We build the foundation. That's all local. The fixed frame, that's all local. The only thing we really have to bring in from the outside, but some of it can be made, at least in the USA, are some of the power electronics. So, the motors, the inverters, the gearbox, those types of things like trying to cabinets.

Obviously, our software is our software. We license it. So, I would say, from a job perspective, people really love that. Not only is it safe--so that's the other thing. Not only is it a safe technology, but we create local jobs and a lot of them around the monitoring of the system, the ongoing things like maintenance of the system over time. And the systems have to be maintained. So, those are given to local contractors.

So, we have--there’s an ongoing stream now of jobs and, and you know, revenue there from the ongoing maintenance. So I'd say--you know, we don't--we haven't talked about, at least ourselves publicly about the number of jobs. Mike Darcy has. So, he's mentioned the jobs that are being created, both with our solution and with, I think, his overall waste to energy process. And people can go to his YouTube when he presents, and I think he shared some of that information there.

Jarrett Banks

Okay, great now, I see a bunch of questions here. We love that. Before I hand it back to John, I'd like to ask--how do you play a role in tackling the wider issue of harmful emission?

Robert Piconi

Well, that's a great question. I would say that we address a lot of different applications, and we've announced both customer agreements as well as investors, some of the largest companies in the world.

And so, let me answer that question in the context of some of the things we announced because it's a broad question. How do we address the rising issue of greenhouse gas emissions? Because, as you know, they come from a lot of places. The transportation sector is one of the largest ones. Right?

But, the industrial companies that are running things 24/7, that need, in some cases, large amounts of energy to run their processes, desalination plants, for example, that have to work 24/7, steel liquid, any liquid metal plants, any metal producing plant, any mining operation. Right?

So, in the context of what we announced--and how do we deal with that, with energy storage? So, we announced NL Green power. It’s a great example. They’re the largest global IPP in the world. That means independent power players. They have almost 50 gigawatts of wind, solar, and pumped hydro electric under their management. They’re in 28 countries.

We announced a deal last June and collaborated with them on storage. We announced to collaborate with them on the wind blade remediation. Wo NL is building out renewables plus storage and then selling that power typically to utilities. So, that's one use case.

How does that help? We're helping utilities get off of coal ash, for example, or natural gas and shift to renewable energy. And that's more of a standard shifting of two to four hour, which--you know, here's some stats for you, which is interesting for people to know because there's a lot of talk about long duration storage.

Let me tell you the facts right now, the facts are, if you look at last year--and I--there were 29 gigawatts--or sorry, there were 12 gigawatts deployed, 29 gigawatt hours. If you do that math, 12 into 29--again, those numbers should be roughly right. You know, that would give you a few hours, if you just do the average.

If you look at what the utilities are spending money on in this problem that independent power players--it's a shorter duration shifting power. So, that's one application. That's one way we're helping.

The second area is interesting. I've mentioned one of them, so I'll just remention it. This solar fuel--anything we’re going to be doing to make green hydrogen or driving processes to make green ammonia or green hydrogen where you need eight to 10 hour storage because you need to power a process--in this case electrolysis--with a combination of PV, again, in this case, where you need a longer duration storage to drive a process that takes time. So, we have a few things like that we're doing.

One of them, we announced with DG fuels, which is making what's called SAF, or sustainable aviation fuel. So, that's another way. You talk about greenhouse gas emissions. You know that the transportation sector--so I mentioned that's the largest. Well, the jet fuel that goes into jets--I mean, that's massive--millions and millions of gallons. So, this is a way where we can harness the sun and waste materials.

And I applaud the leadership of Mike Darcy DG fuels. They're taking waste products and coupling renewable power to power the process with our storage. So that's another important area that’s helping to offset the typical components going from fossil fuel components into aviation fuel. So that's another area.

The third area that's pretty massive for us, if you look at what we've announced just with BHP, which is--I think it's the largest mining company in the world. I think their market cap is $140 billion or so. You know, they've set some pretty aggressive targets themselves, and they want to electrify their mining operations, which, as we know, the demand for materials in the world--and all the materials require metals. And so, that stuff is just growing.

But, you know, they have these massive trucks that have to truck this stuff out of the deep mines. They have to transport it typically from the site, which is typically out in remote areas. They transport that to coastal areas, to a port, typically, by train.

And so what they're doing is--they want to electrify, with green hydrogen, those trucks. You know those massive dump trucks have those huge wheels, you know, where, you know, a person is like one third the size of the wheel? So, they want to use green hydrogen for that.

And, in general--I'm speaking generally about the mining sector, I'd say. Green ammonia for trains, for example, which comes--it’s the same process, you know, basically, for making green hydrogen. So, what I'd say is those industrial groups--you know you can throw desalination plants in there--that need 24/7 power. They can send you during the day. Most of these things are arid places.

But, they--what a critical function. They’re taking saltwater and turning it into drinking water, and they can't stop. They have to run that 24/7 just because of demand, but also it makes their process more efficient. So, they need that power for the night.

And that's why I think--also Korea Zinc. I’ll add them, again, because we publicly announced it. So, I'm giving you examples that answer your question and tie it with what we’ve publicly announced. Korea Zinc and what they're doing with Arc energy in Australia, what they’re doing with Sun Metals there, the largest producer of zinc.

So, they want to be the first and largest producer of green zinc. And I just really have so much respect for them, because they, not only put targets in, but they go put their capital behind it, I mean, they acquired nine gigawatts of wind and solar to meet that goal. They invested, not a small amount, $50 million in our company. That's a very strong signal to investors, because that implies that if they're investing, obviously they're going to be investing in the US and hence they are investing in the company.

So I think that's an important aspect. I think an example to answer your question I'd say, those are those are a lot of the main areas where we're helping out on the GHT front.

Jarrett Banks

Fantastic and important green energy story indeed. John, I'll hand it back to you.

John Jannarone

Alright, thanks a lot Jarrett. Robert, we've got more than 20 questions in here. So, we're gonna try to get through as many as possible. Just before we do--and this is something that I asked you, because I couldn't help myself, right before we jumped on in the virtual green room. We know a lot about wind and solar, as substantially infinite sources of energy.

How do we look at the idea of the force of gravity? Is it the same idea that it's not going anywhere?

Robert Piconi

But, by the way, it's interesting. So, gravity, one, is, as I said at the beginning--it's the basis of 90 percent of all energy storage. A lot of people don't know that. So, this is actually the most proven technology and the use of motors that turn to discharge it. And then, whether its water turbines or, in our case, we use motors to raise a composite brick.

You know, there's nothing new about it. In fact, I tell people, you know--they see this, like our first project that we did at five megawatt thick in Switzerland. It’s this crane with six rotating arms. It looks like--you know people tell me it looks like a transformer or something from the future right swinging these bricks around.

And I tell them it's not just an idea. It's gravity. It's the law. So, it's been around a while. And I'd say that we have been able to harness innovation around taking something that's proven. And this is really neat. This was Bill Gross’s original idea and then Andre Pedretti, our CTO. I joined concurrently to help develop that idea. But, I'd say the fact that we're innovating around materials that don't harm the environment, meaning--how do we eliminate the use of concrete? Because it was too expensive and it hurt the environment.

And also I'd say that innovating around the software side, which you would expect software to run everything. It will be a very important part of our company going forward. But there was a lot of innovation and civil structural engineering in this because we had to get to a cost point. We were trying to get to a cost point where you take a few cents, wind and solar and have storage added to it, where that equation--and when you add it together, you know our benchmark was to be competitive with existing fully amortized fossil fuel, which combined tackle natural gas, again, roughly--you know, this will be roughly right five to six cents.

So, that doesn't leave much for storage. So, it took a ton of innovation for us to get something that we could also scale and build everywhere. I mean the problem with gravity in pumped hydro dams is it's tough to build them because of the environmental disruption to the ecosystems, the wildlife ecosystems, environmentalists. And really we all should be concerned about that, because you don't want to disrupt those.

They're really expensive. They still--the round trip efficiencies are still too low. And they're still too high a cost, I mean they’re between 15 and 20 cents a kilowatt hour. That's still way too high, so. So anyway that's--how we solved the problem by applying a lot of very sophisticated material science. We did that with SEMX. By the way, they're a great partner of ours. A lot of civil structural engineering software, combined with gravity and came up with this innovation.

John Jannarone

All right, great. There are a couple of questions about potential use cases. I'm going to combine them, if I can, here. Someone asked, for instance, if there's a remotely located data center, could you be a good fit for that? And then someone else is asking you about Ithaca New York's plans to decarbonize. Could you, almost like we saw in that demo video in the beginning, have a facility set up outside of the city like that and help them achieve their goals?

Robert Piconi

And by the way, two great questions. So we're in discussions with groups that have a lot of data centers. And there's a few different aspects of that. Some of that, I think, and looking at just backup power, because obviously data centers need their power and you don't want them going down. So, I think a lot of the initial investment is around a more standard type of backup power and even lithium Ion.

As you get to these massive centers and the need to have, I think, low cost storage always ready and something that doesn't degrade over time--that's where I think utility scale gravity over time could be a potential solution to that.

So, I'd say it's a--you know, you know the other thing that's interesting is--you know you've seen our structure, people saw that video. We're building a building. There is a lot of space in that building. So, you understand where I'm going?

So it's a meeting--there's a lot of there's going to be a lot of interesting applications, I mean at the end of the day--I mean we were--if you look at the data center, it needs real estate. You know, it needs power, you know. So, we have a lot of interesting things going on. We'll talk more about those things.

And then, I think the second part of your question was, by the way--remind me--was related to--which application with the second part of your question?

John Jannarone

Oh sorry--oh someone was asking about whether or not you could help a municipality like Ithaca, which wants to decarbonize, you know, get there more quickly.

Robert Piconi

Yeah. So as far as utilities go, you know, there's a lot of different use cases there for us. And we you asked about--out of the city I believe was the specific question was you know. You saw that picture just out on the outskirts of the city. So we're, you know, we are a 20 story building. So, it'd be clear, you can't just go build us anywhere. You need--we’re not as dense as lithium ion but we're much more dense than solar.

So we do need a footprint and typically we're built out where there's wind and solar out on the outskirts cities out in the middle of desert algorithms, industrial centers mining so. But we can be built anywhere there's a 20 story building. We’re designed to international building code. As far as those types of things that are built outside of cities to power cities, etc., again, assuming, you can build a building there and it's--you know, we get this question a lot too about--hey, what about wind and hurricanes and all these things?

So, it's international building code, so, as I said, if you can build a 20 story building--it may be a little more expensive if you're in an area where there's high winds or there's an area where there's hurricanes. Obviously, any building it's built there you have to--you know, your final design is adapted a bit to make sure you comply.

So, anyway that's the only requirement for us and where we build. If you have to be able to build a structure, I don't apologize for it because it's gravity. I mean, you know that's just the nature of gravity. You need height.

John Jannarone

That's great. I think you actually touched on a couple of questions that were in there, so I'm not going to have to get to those. So, good work there, Robert.

Let's talk a bit about it, if I can--we’ve got so many in here. Can we talk a bit more about the head start you have, and on top of that, the competitive mode and then the IP protection, you have? And, as a follow on to that--is that IP strong you know, on a global basis? You know you know, because you could potentially be all over the world.

Robert Piconi

Yeah. Well, look, I think Jarrett touched on this question about the competitive side where we fit. So we're--I talked about that and let's just say that we’re--you know, we feel good about what we booked, what we have to go execute on.

Just to be clear, we are full for 2022 and in the part of 2023. So, we have a lot to do. So, I feel very good about what we've announced publicly. And I feel very good about what we haven't announced with the investors we've announced that are behind us, or some of the large you know some of the large groups that are the largest in their space.

When you have people like NL Green power you've got people like Saudi Aramco, the largest energy company in the world and Saudi Aramco energy ventures, you know as an investor both invested in our--a few times along the way through our rounds as we announced.

And you've got people like you know, Korea Zinc, one of the largest BHP. So when you have those things and--you know, and those investors and those people that we've announced and will use with I feel very, very good about where we stand competitively to be a leader in this space that's one.

You asked about our IP mode and that's you know we get that question from investors, you know when we were raising the pipe, of course, that was. One of the key questions because some people look at our tower and say well you know people can see it, so why couldn't they go copy it? But even when they look at the structure--by the way, it's a fair question.

Now, I hit on this innovation, because if this was--if this was easy to--you know somebody would have already done it. And where we spent a lot of the innovation is really to get that--is two main things for us and the mission. This is in our mission statement about decarbonisation, John, but it also means--and this is a part of our mission statement that for, us not, only means advanced technology, but that means the economics of providing economics--so, forget subsidies, but where it's economical for a customer to do this because financially it makes sense.

So, forget the moral imperative or forget the decrees that are coming from governments or forget that it's because of the Charter of companies that believe they should be green as they should. But we wanted it to be economical to take that argument against it off the table, which is tough to do because. Fossil fuel is very cheap. It's very, very cheap.

But, the other thing that's a part of our mission statement is that it is environmentally sustainable. This is on our website and our mission statement on it and the investor presentation. So, that was another thing that you had to solve for. And, you know, I think lithium still has those risks of the thermal runaway the--you know what you do with lifting the batteries afterwards and recycling? And people are working on those things. We’ll solve them.

But, my point is for us in terms of that IP mode. We focused on solving things with very sophisticated material science. And people look at our structure and they say, “Okay it's just a building.” And they’re right, it's just a building but. We avoid, you know, the use of concrete. For example, that's a tough thing to do. We can use soil from the ground, and we can use waste materials like coal ash, tailings from the mining process, concrete debris, these wind blades that are a massive problem now--you can't burn them and bury them in Europe anymore. I'm sure the US is going to follow suit on that.

That fiber glass--you know, we can reuse that. It's a part--the shreds are part of a recipe for the brick anyway. So, from an IP perspective--remember what I said about gravity, other gravity energy storage companies. Not one of them has proceeded past seed funding, let alone series A, series B, series C.

And I've raised this money, John. It's not easy to do. Investors are tough, and you have to solve for a pretty complex equation. So, I'd say from an IP mode, we feel very good even--I'll just point out this fact. In less than four years, we not only came to market through COVID with a commercially scale five megawatts system in Switzerland, but we iterated at the same time. We listened to customers and what they told us--they loved our system.

That first system they loved, for it was local, they liked the fact it was safe, they liked the cost. They love gravity, because--a lot of our customers, the utilities--they love pumped hydro, because it's a massive asset. It's just sitting there and it's always available. So, they liked a lot of how we solved it, but they said two things. You know that six arm operating thing it just you know you got to work on it, you got to lower the height.

And then, they also said on decouple energy and power we want def long duration that's great but. We want a competitor for lithium ion at the high end of shorter duration. So, we decouple the energy and power now in this modular building that you can build out in these modules. Suffice it to say we've done a lot of innovation. We did a second iteration of the product that's what we're building, by the way, the new PBX to everyone, and we feel very good about it. You know not seeing anybody on our radar that it's gonna come up on us, at least for gravity.

John Jannarone

Great, you know, I just want to talk about the EVX system quickly, if we can, and I want to save some more time for some other stuff. When will the first one be deployed? Pretty soon, because you know you made an interesting evolution in the structure. So just tell us about what the timeline looks like.

Robert Piconi

Sure, as we publicly announced, we have 148 million of recognized revenue in our plan this year. So we are deploying multiple systems this year. We will be finishing the systems next year and having them turned over. But the systems follow a standard revenue recognition model of progress payments or POC accounting, percentage of complete accounting, which allows us to recognize revenue along the way.

So, we're giving no change to that guidance at this time. You know you've seen what we've announced. So we've announced, you know, some significant deals and significant revenue. Those--the bookings number I quoted in fact--it's well ahead of our public plan. That's there. So, if you look at the 2.5 gigawatt hours--I encourage people to go to the public company plan and look at what we said for the end of 2022. But we're--we feel very good about where we are in that state and so you're going to see multiple projects starting this year and really excited to, as I said, focus on execution now.

John Jannarone

You know, I think that dovetails nicely into a question about your revenue, forecast, and pretty soon very, very large profits. Can you just talk a little bit about the thinking that went into that? I realize you can't talk about specific contracts or companies that are tied to that, but just the thought that went into those projections.

Robert Piconi

Well, look at how those projections were done and I would say, April and May of 2021 when we went into the pipe markets. And we, you know--we obviously filed and closed the business combination in September. So, we've done all the SEC filings. You know, we're not making any changes to those productions right now, and I'm not commenting on those except to share what we've publicly announced.

So, since then, if you look at what we publicly announced--and we've actually shared some details. So, the DG fuel steel we've shared you know, a number of project numbers is $520 million. We shared the size 1.6 kilowatt hour. We shared the first project 500 megawatt hour and people can do math on what that equates to. And you know announcing Korea Zinc saying we're building in 2022 announcing what we just did with China and building in ‘22.

We've announced enough things where, you know, as I said, we feel very, very good about where we are, how we're positioned in the capital and, as I said, no change. To what we've said in our public company plan from a financial perspective, our next time we'll be speaking to investors formally is most likely at our Q1 earnings, which should be in I think May for Q1 roughly and will give an update to people at that time.

John Jannarone

Great. Can you talk a little bit about what a typical contract looks like? And, by the way, are these bespoke depending on the customer? They tend to have similar characteristics, several years. And what is the capital? What is the cash exchange they will pay up front to fund the construction?

Robert Piconi

That's a great question. This is--in our investor deck there's two business models there. But, although we have more and we announced one publicly. In our investor deck, we have a more standard model with customers, which is really the basis of most of our agreements, right now, which is a standard type of--you know, we build it, we commission it and turn it over. Now there are ongoing revenue streams for maintenance for the software license over time. Over you know 15, 20, 30 years, you know, we're building a structure.

So, the building is like pumped hydro. It's going to be there a long time and probably forever and so. So, that's our standard model and I'd say that's a great model for us because we're not capital intensive. We have to order things from existing supply chains. It's like you know the motors, and the power, electronics, from the likes of. ABB needs X Siemens G, so their existing big companies that have their supply chains bill we don't need to build gigawatt battery factories right so what I’d say is. That's our standard model.

It's nice because the customers make a down payment first. So, that's cash upfront that allows us to make deposits with our suppliers, for example, that we're--we're building an ordering well ahead of any customer. We're building and putting orders in our supply chain for large amounts. So that's one business model, and there's unit economics and the investor presentation.

Secondly, we can and we are looking at projects to participate in co equity investments, where we build it we get financing on it with other equity investors in debt. And we will own something over time and do a PPA, a power purchase agreement or a total. So, that's a model that's a little different model, but the IRR are actually quite good on those are the things we look at there on levered there in the low to mid teens.

I mean it's just very good that it's a second business model for us. Now, I would say over time--I’d say two things about that business model. We likely aren't going to be long term holders of those projects. We may hold it for three or four years, I mean I am good. But, we may spend that out to yield our pension fund right that loves those long term predictable things.

We’ll pull that cash in, John, and will deploy it. And the second thing I'd say about that model is we've looked at. All of our customers--they want to own this stuff and they want to pay us. So, we had budgeted to do hundreds of million dollars hundreds of millions of dollars in equity project investments. But we're really not seeing a need to do that, which is again another great thing for our cash. So, we're already over funded on the business plan. But, that business plan included hundreds of millions of dollars over the next few years in co equity investments, in projects that were just really not seen that a lot of they need to do. We may do it here and there, but again it's another good thing for investors.

Two other things to the business model that are important. We announced the software group John, former President co-founder of Green Smith Energy. They were one of the best in their day in integrating not only lithium but using software level for software. That does a lot of optimization, not only to run the system, but to optimize between generation and storage and to optimize for grid services. So he joined us with a lot of his ex team.

Now, we announced that EV solutions are building an amazing software platform that will integrate our technology, but not only. They can integrate any storage technology and really provide value in software. And that's fundamental. I come from--I spent about 10 years in the telecommunication sector and networking. And you know I think the grids can evolve, like our telecom networks did, just like data has evolved into the cloud and storage and gets optimized and delivered to us by software. Going to be the same with the grid.

Software is going to be whether it's wind, solar, fossil, storage you're gonna have optimization of how that gets delivered and optimized to people with software. So that's the third fundamental aspect. It'll be a neat revenue stream for us.

And the final one, we just announced, our first license agreement. If you think about it--we announced 50 million in licenses. You know it's interesting to market and really react, which I thought was fascinating. We now have 50 million in licenses and 2022. So, that was our first time doing that.

And let me be clear on why we did that. We didn't have it in our plan. But with the investment that they were making of $50 million in a pipe and then this other $50 million. Obviously capital can solve a lot of things for getting, you know, about getting projects built. So, but it was bigger than that for us.

I felt compelled and we felt compelled as a company that China is planning to grow their greenhouse gas emissions for the next nine years. They're double the size of the next person in GHG, I think over 11 billion tons of GHG, of CO2 emissions. I think that's the right--that's the correct number. I think it's even larger. That was 2020.

They're more than double the next largest player, which by the way is the U.S., so you know. So we can't let that happen, we can't let that we just--GHG doesn't know borders. It doesn't matter. We can't build walls to stop it. Those GHGs go up, they heat up the planet, severe weather events, and people are losing their lives. We cannot let that happen.

So, this was an imperative to unite. As a global team, it is a global team with China, forgetting politics, and those investments, John--the 50 million plus the 50 million likes and 200 million. You know, people worry about IP's with China, I had a really good partnership with Chairman Yen (sp) from China. We just said, look we're going to do this they showed their commitment with their investment they want to go deploy. And, and I know they're going to move quickly, we're going to move quickly with it, and this is important for the world and, and we have to be there with gravity and, as I said, China will move very, very quickly.

John Jannarone

Great, just one more quick one here, Robert. I think this is important because we've discussed the issue of the scarcity of all these ingredients for batteries. Are you largely insulated from, you know, the supply chain problems? I mean you do so much of the development on site and you explain how the bricks are actually made from, you know, what's there in the ground. So, does that protect you? Does it give you a decent cushion from you know, the risk of you know, supplies becoming scarce?

Robert Piconi

Yeah, it's a great question. And I would say we're not completely free of those risks. I mean we have some of them, for example in the power electronics area. You know, we'll have some exposure to some of the components that go in there and what I would say is from all of our vendor discussions, because of our volume, John, we're getting a lot of priority from vendors. You can imagine.

I mean just to share there is not one, and not even probably two power electronic vendors for motors that could meet our demand. So my point in saying that is they are prioritizing their work to support us. I'm not seeing any massive plays like 2X what we were expecting.

There are some, there are some, and we're going to deal with them. But I really don't see that as limiting our ability to build in Y and even recognize revenue Y. Two thirds to three quarters of our system has nothing to do with power electronics. It's all local and this goes to your question on supply chain. How are we exposed?

Two thirds to three quarters of our system has no maintenance. It's all done locally. It's excavation, it's a foundation, it's a fixed frame, it's a brick machine. That's our only capex. We have somewhere between two to 6 percent of capex that we use to make these brick machines and these brick manufacturing lines on site and we own those and we move them around hopefully on hydrogen trucks in the future. They fit in containers. So that's only real capex and, and so I would say, for the most part we're fairly well insulated not completely but we're fairly well insulated from you know substantial supply chain risk.

John Jannarone

All right, great. Robert, I'm gonna let you have the last word in a second here. But, before that I just want to remind everyone about this vote. The deadline is tomorrow at 11:59. The easiest thing is to go to the brokers website, right now. If you have any trouble, you reach out to Morrow at the information there. And we'll put this in the replay, which, by the way, will be up on our website. And in about an hour, you can also find it under the ticker on Yahoo Finance and Bloomberg terminals.

So, with that, Robert, obviously, you must be excited about going public in just a few days here really. But, is there anything else that you're most excited about for the rest of the year--you want to emphasize?

Robert Piconi

Look, my team and I--and they've just done a tremendous job here the last 18 months. I could not be prouder of the men and women here that have dedicated themselves through COVID. By the way, we had to take a salary cut. We didn't cut anybody, but we reduced salaries across the board during COVID when we didn't know what was going to happen.

You know, we were through our series B, but at that time--but a lot of uncertainty and we had--everyone that stayed committed here through that we came out of that. Everybody's worked so hard. We've tripled the size of the company in the lot and just in 2021 in terms of headcount. So, I'm just so proud of the men and women here that have dedicated themselves to our mission and that's what this is about.

That's why the deal we announced with China is so significant. Obviously I'm happy to have a $50 million license. I'm happy to have 50 million invested. But that deal is about helping the planet and helping China to avoid accelerating their GHG up till 2030. So, I'd say--what I leave you with is--I'd like to thank all the men, women of Energy Vault, all of our partners, all of our investors, the people that believed along the way. And, you know that all of that has resulted basically in what you see, and today, and where we are in positioning the company now where we're well over fully funded. We have a tremendous job to do and tremendous things we've announced to go execute on.

I'd leave with investors that might be listening to this--it is all about execution for us and you can hold us accountable for that. And the good news is we've got plenty to do well, more than we're going to be able to get done this year in terms of just what's on our plate. But that's a good problem to have. I love solving that problem.

Take a look at our team--that out on that site that leadership team, of course, we just made up of all the employees. But you look at that team and the prior public companies they've been in. There uniformly going to be at least 25 years up to 40 to 45 years of experience. I've got 31 of them in multiple industries which helps the people I’ve got to go build this and do this. Not only are they passionate about our mission, but they're really--I mean I think we've got just the best team in the industry and the best people that are really going to help us now execute on this and that's what I leave with you.

John Jannarone

All right, Robert. Thank you so much co-founder and CEO of Energy Vault going public through this back merger. Thanks everyone for joining today, especially those who asked questions. Robert thanks for being here.

Robert Piconi

John, thanks and, Jarrett, thank you for that.

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Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “designed,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, Energy Vault’s readiness to go to market, expectations and timing related to the rollout of the business of Energy Vault, Inc. (“Energy Vault”) and timing of deployments, including with respect to any customer agreements, expectations with respect to revenue generated under such agreements and the consummation of such agreements, the proposed features and designs of the EVx and the Energy Vault Resiliency Center (EVRC) platforms, the availability of low-cost and locally sourced materials to produce “mobile masses,” ability to service customer expectations, customer growth and other business milestones, potential benefits of the proposed business combination and PIPE investment (the “Proposed Transactions”), and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Energy Vault’s management and the management of Novus Capital Corporation II (“Novus”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Energy Vault and Novus.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Novus or Energy Vault is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Energy Vault; risks related to the rollout of Energy Vault’s business and the timing of expected business milestones; risks related to the inability or unwillingness of Energy Vault’s customers to perform under sales agreements; risks related to Energy Vault’s ability to perform under sales agreements; risks related to Energy Vault’s receiving partial payment in the form of subordinated debt; risks related to timing delays that impact the sales price due to Energy Vault under its announced agreement with DG Fuels demand for renewable energy; ability to commercialize and sell its solution, including at anticipated sizes, costs, capacities and capabilities; ability to negotiate definitive contractual arrangements, such as purchase orders and sales agreements, with potential customers, including with DG Fuels, as contemplated by the announced agreement; the impact of competitive technologies; ability to obtain sufficient supply of materials; ability to obtain necessary permits and meet building code specifications; ability to protect its intellectual property; the impact of Covid-19; global economic conditions; ability to meet installation schedules; construction and permitting delays and related increases in costs; risks related to the performance of systems delivered to DG Fuels; the effects of competition on Energy Vault’s future business; the amount of redemption requests made by Novus’ public shareholders; and those factors discussed in Novus’ Registration Statement on Form S-4 relating to the business combination under the caption “Risk Factors”, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the definitive proxy statement/prospectus, in each case, under the heading “Risk Factors,” and other documents of Novus filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Novus nor the Company presently know or that Novus and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Novus’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Novus and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Novus and the Company may elect to update these forward-looking statements at some point in the future, Novus and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Novus’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Novus and Energy Vault. Novus has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a proxy statement/prospectus of Novus, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. The Registration Statement has been declared effective by the SEC and the definitive proxy statement/prospectus has been mailed out to Novus’s stockholders. Investors and security holders of Novus are urged to read the definitive proxy statement/prospectus, as well as any amendments and supplements thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety because they contain important information about Energy Vault, Novus and the business combination. Investors and security holders are also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies as and when such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Novus and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Energy Vault and its executive officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Novus is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and in the definitive proxy statement/prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the definitive proxy statement and other relevant materials filed or to be filed with the SEC when they become available. Novus stockholders and other interested persons should read the definitive proxy statement carefully before making any voting decisions. As they become available, these documents can be obtained free of charge from the sources indicated above.